Exhibit 99.2

JMU Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JMU)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 29, 2017

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JMU Limited (the “Company”) will be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 29, 2017 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1. Reelection of Mr. Tony C. Luh as a director of the Company;

2. Reelection of Mr. Min Zhou as a director of the Company;

3. Reelection of Ms. Huimin Wang as a director of the Company; and

4. Reelection of Ms. Liyun Cao as a director of the Company.

Certain biographic information of Mr. Tony C. Luh, Mr. Min Zhou, Ms. Huimin Wang and Ms. Liyun Cao is set out in Exhibit A.

The meeting will also transact any other business properly brought before the meeting.

The board of directors of the Company has fixed the close of business on December 7, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to fengxiaohong@ccjmu.com.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2016 (the “20-F”) on the investor relations section of our website at http://ir.ccjmu.com, and may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, JMU Limited, North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or by email to fengxiaohong@ccjmu.com.

By Order of the Board of Directors,

JMU Limited

By: /s/ Xiaoxia Zhu

Name: Xiaoxia Zhu

Title: Co-Chairperson of the Board of Directors and Chief Executive Officer

Shanghai, China

December 7, 2017

Exhibit A

Biographic Information of The

Retiring Directors Standing For Re-Election

Mr. Tony C. Luh has served as our independent director since April 2015. At present, Tony is a venture partner for DFJ DragonFund and Yifang Ventures. Mr. Luh was an independent board director for Pansoft Inc. between 2008 and 2012. Mr. Luh served as a General Partner and Greater China President for the Westly Group between 2011 and 2014. Before joining the Westly Group, Mr. Luh was a Founding Partner and Managing Director at DFJ DragonFund from 2006 to 2011. Mr. Luh is also one of the Founder and Managing Director at DragonVenture, which he co-founded in 1999. Before DragonVenture, Mr. Luh was a senior executive at InfoWave Communications from 1997 to 1999. Mr. Luh has over 20 years of experience in capital markets, sales, strategic alliances and business development and has accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia.

Mr. Min Zhou has served as our independent director since April 2015. At present, Mr. Zhou is the executive director and executive president of Beijing Enterprises Water Group Limited serving since 2013. Between 2008 and 2012, Mr. Zhou served as an executive director and vice president of Beijing Enterprises Water Group Limited. Mr. Zhou served as the director and chief financial officer of Beijing Zhongkecheng Environment Protection Group Limited from 2004 to 2008. Previously, Mr. Zhou served as a director and chief financial officer of Sichuan Zhongkecheng Environment Protection Stock Co., Ltd. from 2001 to 2004. Mr. Zhou served as the Chairman of Beijing Jingsheng Investment Co., Ltd. from 1989 to 2001. Prior to that, Mr. Zhou worked at Industrial and Commercial Bank of China—Zhejiang Yongkang Branch from 1985 to 1989 and worked at the People’s Bank of China—Zhejiang Yongkang Branch from 1980 to 1985. Mr. Zhou received an EMBA degree from Tsinghua University.

Ms. Huimin Wang has served as our director since June 2015. Ms. Wang is a cofounder of JMU HK, and she is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. Besides her directorship in our Company, at present, Ms. Wang is also the chairperson of Xiao Nan Guo Holdings Limited and chairperson of the board of directors of Xiao Nan Guo Restaurants Holdings Limited, a company listed on the Stock Exchange of Hong Kong (code: 3666.HK). Ms. Huimin Wang is also the Vice Chairman of China Cuisine Association, China Hotel Association and World Association of Chinese Cuisine.

Ms. Liyun Cao has served as our director since June 2015. Ms. Cao has served as vice president of JMU HK and president of JMU HK’s Supply Unit since 2014, and was responsible for the operation and management of its B2B business. From 2001 to 2014, Ms. Cao worked at Zhejiang Sunward Fishery Restaurant Group Co., Ltd. in various roles including Operations Manager of the Jiangsu and Shanghai Districts. In 2012, she was promoted and has served as a director and vice president of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. for two years.